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                                 August 21, 2001

Securities and Exchange Commission
450 5th Street NW
Washington, DC  20549

         RE:      CALTON ACQUISITION CORP.
                  FORM S-1
                  SEC FILE #333-38112
                  APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

         On behalf of Calton Acquisition Corp. (the "Company"), please be advised that the Company hereby applies for a withdrawal of its Registration Statement on Form S-1 (Registration No. 333-38112). The Company has elected, at this time, to no longer proceed with the offering described in the Registration Statement. No securities were sold in connection with the offering.

         The Company may in the future undertake a subsequent private offering in reliance upon Rule 155(c).

                                    Very truly yours,

                                    Calton Acquisition Corp.


                                    By: /s/ Kelly S. McMakin
                                        ----------------------------------------
                                        Kelly S. McMakin, Senior Vice President

cc:  James Lopez